SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



08055256

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

22 Zarhin Street, Ra'anana 43662, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

2

MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items

1. MER Telemanagement Solutions Ltd. Annual Report for the year ended December 31, 2007.

3

ITEM 1

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

INDEX

[This Page Intentionally Left Blank]



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

MER TELEMANAGEMENT SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Jusan SA, a 50% owned affiliate for the years ended December 31, 2006 and 2007, in which the Company's investments totaled $ 1,598 thousand and $ 0 thousand as of December 31, 2006 and 2007, respectively and the Company's equity in its income (loss) in 2005, 2006 and 2007 constitutes $ 2 thousand $ 159 thousand and $ (197) thousand, respectively. We also did not audit the financial statements of MTS Asia Ltd., a wholly-owned subsidiary, which statements reflect total assets of $ 221 thousand and $ 302 as of December 31, 2007 and 2006, respectively, and total revenues of $ 565 thousand and $ 624 for the years ended December 31, 2007 and 2006, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of Jusan SA and MTS Asia Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), "Share-Based Payment".

As discussed in Note 13i to the consolidated financial statements, in 2007 the Company adopted Statement of FIN No. 48, "Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 ".

Tel-Aviv, Israel
April 2, 2008

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2006	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,474	$ 1,437
Short term bank deposits	100	-
Marketable securities (Note 3)	159	169
Trade receivables (net of allowance for doubtful accounts of $ 505 and $ 882 at December 31, 2006 and 2007, respectively)	2,484	1,172
Unbilled receivables	51	129
Other accounts receivable and prepaid expenses (Note 4)	763	544
Investment in other companies (Note 5b)	-	221
Inventories	138	66
Total current assets	5,169	3,738
LONG-TERM ASSETS:		
Investments in an affiliate (Note 6)	1,598	-
Severance pay fund	673	730
Other investments (Note 7)	366	3
Deferred income taxes (Note 13)	112	123
Total long-term assets	2,749	856
PROPERTY AND EQUIPMENT, NET (Note 8)	439	283
OTHER ASSETS:		
Goodwill (Note 9a)	4,058	2,796
Other intangible assets, net (Note 9b)	1,639	805
Total other assets	5,697	3,601
Total assets	$ 14,054	$ 8,478

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2006	December 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short term bank credit and current maturities on bank loan	$ 421	$ 606
Trade payables	510	447
Accrued expenses and other liabilities (Note 10)	2,507	3,309
Deferred revenues	1,545	1,390
Total current liabilities	4,983	5,752
LONG-TERM LIABILITIES:		
Long term bank loan (Note 11)	583	-
Accrued severance pay	946	1,157
Total long-term liabilities	1,529	1,157
COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)		
SHAREHOLDERS' EQUITY (Note 15):		
Share capital -		
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2006 and 2007; Issued: 5,784,645 shares at December 31, 2006 and 2007; Outstanding: 5,773,845 shares at December 31, 2006 and 2007	17	17
Additional paid-in capital	16,109	16,201
Treasury shares (10,800 Ordinary shares at December 31, 2006 and 2007)	(29)	(29)
Accumulated other comprehensive income	254	12
Accumulated deficit	(8,809)	(14,632)
Total shareholders' equity	7,542	1,569
Total liabilities and shareholders' equity	$ 14,054	$ 8,478

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		
	2005	2006	2007
Revenues (Note 16):			
Product sales	$ 7,628	$ 7,518	$ 5,760
Services	3,935	2,966	3,578
Total revenues	11,563	10,484	9,338
Cost of revenues:			
Product sales	2,968	2,631	1,872
Services	834	724	864
Total cost of revenues	3,802	3,355	2,736
Gross profit	7,761	7,129	6,602
Operating expenses:			
Research and development, net of grants from the OCS in the amount of $ 130, $ 578 and $ 469 in 2005, 2006 and 2007, respectively	4,395	3,633	2,640
Selling and marketing	4,797	3,078	3,481
General and administrative	2,830	2,651	3,695
Impairment of goodwill and other intangible assets	-	-	2,312
Total operating expenses	12,022	9,362	12,128
Operating loss	(4,261)	(2,233)	(5,526)
Financial income (expenses), net	53	(54)	(105)
Capital loss on sale of long-term investment			(63)
Loss before taxes on income	(4,208)	(2,287)	(5,694)
Taxes on income (benefit), net (Note 13)	10	118	(68)
Loss before equity in earnings (loss) of affiliate	(4,218)	(2,405)	(5,626)
Equity in earnings (loss) of affiliate	2	159	(197)
Net loss	$ (4,216)	$ (2,246)	$ (5,823)
Net loss per share:			
Basic and diluted net loss per Ordinary share	$ (0.83)	$ (0.39)	$ (1.01)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,092,117	5,762,311	5,773,845

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated earnings deficit)	Total comprehensive income (loss)	Total shareholders' equity
	Number	Amount							
Balance as of January 1, 2005	4,638,004	$ 14	$ 12,879	$ (29)	$ (208)	$ 348	$ (2,347)		$ 10,657
Issuance of shares, net	937,500	2	2,623	-	-	-	-		2,625
Exercise of options	158,000	1	308	-	-	-	-		309
Stock based compensation related to warrants issued to non employees	-	-	156	-	-	-	-		156
Amortization of deferred stock compensation	-	-	-	-	66	-	-		66
Other comprehensive loss:									
Unrealized losses on available-for-sale marketable securities, net	-	-	-	-	-	(76)	-	$ (76)	(76)
Foreign currency translation adjustments	-	-	-	-	-	(347)	-	(347)	(347)
Total other comprehensive loss								(423)	
Net loss	-	-	-	-	-	-	(4,216)	(4,216)	(4,216)
Total comprehensive loss								$ (4,639)	
Balance as of December 31, 2005	5,733,504	17	15,966	(29)	(142)	(75)	(6,563)		9,174
Exercise of options	40,341	(*) - -	65	-	-	-	-		65
Stock based compensation related to warrants issued to non employees	-	-	10	-	-	-	-		10
Stock based compensation related to options issued to employees	-	-	210	-	-	-	-		210
Reclassification of deferred stock compensation due to implementation of SFAS 123R	-	-	(142)	-	142	-	-		-
Other comprehensive loss:									
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	-	1	-	$ 1	1
Foreign currency translation adjustments	-	-	-	-	-	328	-	328	328
Total other comprehensive income	-	-	-	-	-	-	-	329	
Net loss	-	-	-	-	-	-	(2,246)	(2,246)	(2,246)
Total comprehensive loss								$ (1,917)	
Balance as of December 31, 2006	5,773,845	17	16,109	(29)	-	254	(8,809)		7,542
Stock based compensation related to options issued to employees	-	-	92	-	-	-	-		92
Other comprehensive loss:									
Unrealized gains on available-for-sale marketable securities, net	-	-	-	-	-	1	-	$ 1	1
Foreign currency translation adjustments	-	-	-	-	-	(243)	-	(243)	(243)
Total other comprehensive income	-	-	-	-	-	-	-	(242)	
Net loss	-	-	-	-	-	-	(5,823)	(5,823)	(5,823)
Total comprehensive loss								$ (6,065)	
Balance as of December 31, 2007	5,773,845	$ 17	$ 16,201	$ (29)	$ -	$ 12	$ (14,632)		$ 1,569
Accumulated unrealized gains from available-for-sale marketable securities						$ 12			

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2005	2006	2007
Cash flows from operating activities:			
Net loss	$ (4,216)	$ (2,246)	$ (5,823)
Adjustments required to reconcile net loss to net cash used in operating activities:			
Gains on sale of available-for-sale marketable securities	(77)	(13)	(13)
Loss on sale of an affiliate	-	-	197
Loss on sale of other investments	-	-	63
Impairment of other investments	27	-	-
Impairment of goodwill and other intangible assets	-	-	2,312
Equity in earnings of affiliate	(2)	(159)	-
Depreciation and amortization	655	675	651
Deferred income taxes, net	10	3	(18)
Employee stock-based compensation	66	210	92
Stock based compensation related to warrants issued to non employees	156	10	-
Accrued severance pay, net	119	38	154
Decrease (increase) in trade receivables and unbilled receivables	(672)	(549)	1,229
Decrease (increase) in other accounts receivable and prepaid expenses	(99)	(321)	296
Decrease (increase) in inventories	(3)	43	72
Increase (decrease) in trade payables	16	(218)	(63)
Increase (decrease) in accrued expenses and other liabilities	(46)	168	516
Increase (decrease) in deferred revenues	(366)	610	(155)
Decrease in lease deposits	-	-	12
Increase (decrease) in related parties, net	15	140	(137)
Net cash used in operating activities	(4,417)	(1,609)	(615)
Cash flows from investing activities:			
Proceeds from sale of property and equipment	7	1	-
Proceeds from sale of an affiliate	-	-	1,031
Purchase of property and equipment	(251)	(107)	(95)
Investment in short term bank deposit	-	(100)	100
Investment in lease deposits	(26)	(6)	(3)
Investment in available-for-sale marketable securities	(163)	(221)	(209)
Proceeds from sale of available-for-sale marketable securities	1,089	208	213
Additional investment in goodwill in consideration of TeleKnowledge acquisition	(21)	(204)	-
Acquisition of certain assets and liabilities of Telsoft (a)	-	(1,202)	(200)
Dividend from an affiliate	195	409	134
Others	63	16	5
Net cash provided by (used in) investing activities	893	(1,206)	976

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2005	2006	2007
Cash flows from financing activities:			
Proceeds from long term loan	$ -	$ 1,000	$ -
Proceeds from short term bank credit	-	4	19
Repayment of long-term loans	-	-	(417)
Proceeds from issuance of shares and warrants, net	2,625	-	-
Proceeds from exercise of options and warrants	281	94	-
Net cash provided by (used in) financing activities	2,906	1,098	(398)
Effect of exchange rate changes on cash and cash equivalents	(5)	-	-
Decrease in cash and cash equivalents	(623)	(1,717)	(37)
Cash and cash equivalents at the beginning of the year	3,814	3,191	1,474
Cash and cash equivalents at the end of the year	$ 3,191	$ 1,474	$ 1,437
Supplemental disclosure of cash flows activities:			
Cash paid during the year for:			
Interest	$ 3	$ 38	$ 81
Income taxes	$ 17	$ 118	$ 69
(a) In conjunction with the acquisitions, the fair values of assets acquired and liabilities assumed at the date of acquisition were as follows (see Note 1d):			
Working capital (excluding cash and cash equivalents)	$ -	$ (47)	$ -
Property and equipment	-	5	-
Goodwill	-	166	200
Developed technology	-	433	-
Customer relationship	-	645	-
	$ -	$ 1,202	$ 200
(b) Supplemental disclosure of non-cash activities:			
Sale of other investments	-	-	36
Earn out in respect of Telsoft acquisition	-	-	406
Earn out in respect of Teleknowledge acquisition	$ 264	$ 123	$ 10

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a. Mer Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") design, develop, market and support a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions. As for MTS's subsidiaries, see Note 17.

b. MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

The Group markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automatic branch exchange ("PBX") manufacturers market the Group's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Group is highly dependent upon the active marketing and distribution of its OEM's. If the Group is unable to effectively manage and maintain a relationship with its OEM or any event negatively affecting such dealer's financial condition, could cause a material adverse effect on the Group's results of operations and financial position. In 2005, 2006 and 2007, one major customer generated 36%, 29% and 27% of the Group's revenues, respectively.

Certain components and subassemblies included in the Group's products are obtained from a single source or a limited group of suppliers and subcontractors. If such supplier fails to deliver the necessary components or subassemblies, the Company may be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

MTS's shares are listed for trade on the Nasdaq Capital Market.

The Company has an accumulated deficit of approximately $ 14,632 and has negative working capital of $2,014 as of December 31, 2007. On November 2007, the Company sold its 50% ownership interest in Jusan S.A. in consideration of 700 Euros (approximately $1,031). In addition, in February, 2008 the company consummated the sale of its ownership interest in Cvidya, in consideration of approximately $ 603. Moreover, on January 24, 2008, the Company and a private investor entered into a definitive agreement for a private placement of 750,000 ordinary shares at a price per share of $ 1 for the aggregate purchase price of $ 750.

c. On December 30, 2004, the Company and Teleknowledge Group Ltd. ("Teleknowledge") consummated an Assets Purchase Agreement ("the Agreement"). TeleKnowledge is a leading provider of carrier-class billing and rating solutions. The integration of Teleknowledge's billing solution enables MTS to offer an end-to-end customer care and billing solution. Under the terms of the Agreement, the Company acquired certain assets and liabilities of Teleknowledge for the following consideration:

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

1. An initial consideration of $ 2,374 in cash.

2. Additional contingent consideration of up to an amount of $ 3,650, based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments will be recorded as additional goodwill, during the contingency period, when actual revenue performance will be evaluated (see Note 9a). In 2005, 2006 and 2007 additional considerations of $285 $192 and $85, respectively, were recorded, in accordance with the agreement.

3. In addition, the Company incurred transaction costs totaling $ 71.

Prior to the acquisition, MTS and Teleknowledge had an OEM relationship. The commercial arrangements and transactions were settled before the date of the acquisition.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, "Business Combination" ("SFAS 141"). Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to Teleknowledge's net assets at the date of acquisition, as follows:

Trade receivables	$ 100
Property and equipment	40
Intangible assets:	
Developed technology (four-year useful life)	690
Customer relationship (six-year useful life)	300
Goodwill	1,391
Total assets acquired	2,521
Liabilities assumed – Deferred revenues	(76)
Net assets acquired	$ 2,445

The valuation of the Company's developed technology was based on the income approach, which reflects the future economic benefits from Teleknowledge products. The value assigned to customer relationship was based on the cost approach. Under this approach, the customer relationship was valued by calculating the savings realized by the Company through obtaining a pre-existing customer relationship of Teleknowledge.

During the second quarter of 2007, the Company reviewed its goodwill and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired. The Company assessed the recoverable amount of such goodwill, based on its projections and using expected future discounted operating cashflows. Based on such review, the Company determined that the goodwill and other intangible assets relating to the acquisition of the Teleknowledge billing activity in the amount of $2,312 had been impaired and the carrying value was written-off.

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

d. On July 25, 2006, the Company and Telsoft Solutions, Inc. ("Telsoft") consummated an Asset Purchase Agreement ("APA"). Telsoft is a provider of call accounting and TEM solutions to organizations and the acquisition shall enable the Company to increase its customer base. Under the terms of the APA, the Company acquired certain assets and assumed certain enumerated liabilities of Telsoft for the following consideration:

1. An initial consideration of $ 1,100 in cash.

2. Additional earn-out payments based on revenue milestones for the 12 months period following the acquisition. Such payments were recorded as additional goodwill during 2007, when actual revenue performance was evaluated (see Note 9a).

The acquisition was completed on July 31, 2006.

In order to finance the acquisition, the Company signed a loan agreement with Bank Hapoalim (the "Bank"), according to which the Bank granted the Company a loan in the amount of approximately $ 1,000 (see also Note 11).

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, "Business Combination" ("SFAS 141"). Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to TelSoft's net assets at the date of acquisition, as follows:

Property and equipment	5
Intangible assets:	
Developed technology – Product A (six-year useful life)	270
Developed technology - Product B (four-year useful life)	163
Customer relationship (six-year useful life)	645
Goodwill	166
Total assets acquired	1,249
Liabilities assumed - Deferred maintenance	(47)
Net assets acquired	$ 1,202

The valuation of the Company's developed technology was based on the income approach, which reflects the future economic benefits from TelSoft products. The value assigned to customer relationship was based on the income approach. The fair value of customer relationship was estimated by discounting to present value, the cash flows that will be derived from TelSoft's customers retained by MTS.

Goodwill, including accumulated earn-out in the amount of $606, as of December 31, 2007 amounted to $ 772.

NOTE 1:- GENERAL (Cont.)

Pro forma results (Unaudited):

The following unaudited proforma information does not purport to represent what the Company's results of operations would have been had the acquisitions occurred on January 1, 2006, nor does it purport to represent the results of operations of the Company for any future period.

	Year ended December 31, 2006
Revenues	$ 12,032
Net loss from continuing operations	$ (1,888)
Basic and diluted net loss per share for continuing operations	$ (0.33)
Weighted average number of Ordinary shares in computation of basic and diluted net loss per share	5,762,311

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

The majority of the revenues of the Company and certain of its subsidiaries are generated in or linked to the U.S. dollar ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For those foreign subsidiaries and affiliates, whose functional currency has been determined to be their local currency, assets and liabilities are translated at the year end exchange rates and statements of operations items are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

c. Principles of consolidation:

The consolidated financial statements include the accounts of MTS and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d. Cash equivalents:

The Company considers all short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less to be cash equivalents.

e. Marketable securities:

The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its securities as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments, are included in earnings and are derived using the specific identification method for determining the cost of securities.

Interest and dividends on securities are included in financial income, net.

f. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items or technological obsolescence.

The Company and its subsidiaries periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are recorded when required to write-off inventory according to its market value. The provision for obsolescence inventory amounted to $72 for the year ended December 31, 2007.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:
Raw materials - using the "first in, first out" method.
Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g. Investments in an affiliate:

In these financial statements, the affiliated company is Jusan S.A., a company held at a rate of 50% (which is not a subsidiary), where the Company can exercise significant influence over the operating and financial policy of the affiliate.

The investment in the affiliate is accounted for by the equity method, in accordance with Accounting Principle Board Opinion No.18, "The Equity Method of Accounting for Investments in Common Stock", ("APB No.18"). Profits on intercompany sales, not realized through sales to third parties, were eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill.

Goodwill is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment in accordance with the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

Under APB 18, an impairment of value of an investment accounted for under the equity method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been lower than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. A current fair value of an investment that is less than its carrying amount may indicate an impairment of value of the investment. During 2007 the Company recorded an equity loss of $197 from the sale of Jusan S.A. (see also Note 6).

h. Investment in other companies:

The investment in these companies is stated at cost, since the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No.18. As of December 31, 2007 the Company recorded $63 loss from investment in other companies (see also Note 5).

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

	%
Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Shorter of useful life or lease term

j. Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2007, no impairment losses have been identified.

k. Goodwill:

Goodwill has been recorded as a result of acquisitions. Goodwill is not amortized, but rather is subject to an annual impairment test. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. The Company has elected to perform its analysis of goodwill at the end of the third quarter of the year. During 2007, impairment loss in the amount of $1,878 was identified and recorded (see also Note 9a).

l. Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Developed technology is amortized over a weighted average of four-six years and customer relationship is amortized over a period of six years. As for capitalized software costs, see n below. During 2007 an impairment loss of intangible assets in the amount of $434 was recorded (see also Note 9d).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m. Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products. Certain software licenses require significant customization. The Company also generates revenues from rendering maintenance, service bureau, support and training. The Company sells its products directly to end-users and indirectly through resellers and OEM's (who are considered end users).

Revenues from software license agreements are recognized when all criteria outlined in Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP No. 97-2") as amended are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair values of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.
If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

Revenues from maintenance and support services are recognized over the term of the maintenance and support agreement on a straight line basis.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

Revenues from billing products which involve significant customization of the Company's software to customer specific specifications are recognized in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total arrangement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirement. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2007, no such estimated losses were identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

Where arrangements recognized according to SOP 81-1 involve maintenance and support services, revenues are recognized according to Emerging Issues Task Force ("EITF"), Issue No. 00-21 "Revenue Arrangement with Multiple Deliverables" ("EITF 00-21").

According to EITF 00-21 a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element is not dependent on the undelivered element, there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element and delivery of the delivered element(s) represents the culmination of the earnings process for these elements. The Company has established VSOE for maintenance and support services based on the renewal rate charged when these elements are sold separately and therefore, the arrangement consideration is allocated to maintenance and support services based on their relative VSOE.

n. Research and development costs:

Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's and its subsidiaries' product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of grants received from the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor (see Note 12b).

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Significant costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: 1) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or 2) the straight-line method over the estimated useful life of the product (three years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

o. Government grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants amounted $ 130, $ 578 and $ 469 in 2005, 2006 and 2007, respectively. Total royalties accrued or paid amounted to $ 198, $ 187 and $ 178 in 2005, 2006 and 2007, respectively and were recorded as part of the cost of goods sold.

p. Income taxes:

The Company accounts for income taxes, in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

In July 2006 the FASB issued Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109", or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. As of January 1, 2007 there was no difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

Prior to 2007 the Company determined its tax contingencies in accordance with SFAS 5, Accounting for Contingencies, or SFAS 5. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q. Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated operations statements.

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Pursuant to these accounting standards, the Company recorded deferred compensation for stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006 based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R) for those awards not yet vested. For awards granted prior to January 1, 2006, the Company recognizes compensation expenses based on the accelerated attribution method over the requisite service period of each of the awards.

The Company estimates the fair value of stock options granted using the Black-Scholes-option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2005, 2006 and 2007 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

Employee Stock Options	Year ended December 31, 2005	2006	2007
Expected volatility	56.9%	74.5%	45.4%
Risk-free interest	3.9%	4.6%	4.2%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	4	4	4

The following table illustrates the effect on 2005 net loss and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31, 2005
Net loss available to Ordinary shares, as reported	$ (4,216)
Add: Stock-based employee compensation - intrinsic value	66
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of related tax effect	(264)
Pro forma net loss	$ (4,414)
Basic and diluted net loss per share, as reported	$ (0.83)
Basic and diluted net loss per share, pro forma	$ (0.87)

r. Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, short-term bank credit and trade payables approximate their fair value, due to the short-term maturity of such instruments.

The fair value for marketable securities is based on quoted market prices (see Note 3).

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $ 585, $ 339 and $ 400, respectively.

t. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables, marketable securities and long-term loans.

Cash and cash equivalents and short-term bank deposits are deposited with major banks in Israel and major banks in United States. Such deposits in the U.S. may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The customers of the Company are located mainly in the U.S. and Europe (see Note 16). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company's marketable securities include investments in equity securities and Israeli government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

u. Basic and diluted loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. The total number of shares related to the outstanding options excluded from the calculation of diluted net loss per share was 1,011,584, 685,410 and 602,487 for the years ended December 31, 2005, 2006 and 2007, respectively.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v. Impact of recently issued accounting standards:

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," ("SFAS No. 157"). SFAS No. 157 provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. SFAS No. 157 does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option Financial Assets and Financial Liabilities," ("SFAS No. 159"). SFAS No. 159 for provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of SFAS No. 159.

In June 2007, the FASB ratified Emerging Issues Task Force ("EITF") No. 07-3, "Accounting for Non Refundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and will be adopted in the first quarter of fiscal 2008. The Company is currently evaluating the impact of the adoption of EITF 07-3 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company executes will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. The Company is still assessing the impact of this standard on its future consolidated financial statements.

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption of FAS 160 would have on its consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 110 ("SAB No. 110") to amend the SEC's views discussed in Staff Accounting Bulletin 107 ("SAB No. 107") regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB No. 110 is effective for the company beginning in the first quarter of fiscal year 2008. The Company does not expect the adoption of SAB No. 110 will have significant impact on its consolidated financial statement.

NOTE 3:- MARKETABLE SECURITIES

The following is a summary of the Company's investment in marketable securities:

	December 31, 2006				December 31, 2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair market value
Available-for-sale:								
Equity securities	$ 40	$ 5	$ (2)	$ 43	$ 72	$ 5	$ (4)	$ 73
Corporate bonds	45	1	-	46	16	-	-	16
Israeli Government debts	63	7	-	70	68	12	-	80
	$ 148	$ 13	$ (2)	$ 159	$ 156	$ 17	$ (4)	$ 169

The gross realized gains on sales of available-for-sale securities totaled $ 77, $ 13 and $ 13 in 2005, 2006 and 2007, respectively, recorded in financial income. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity, "Accumulated other comprehensive gains (losses)" amounted to $ (76), $ 1 and $ 1 in 2005, 2006 and 2007, respectively.

None of the unrealized loss as of December 31, 2007, are outstanding over than 12 months period.

U.S. dollars in thousands (except share and per share data)

NOTE 3:- MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of debt and marketable equity securities as of December 31, 2007, by contractual maturity, are shown below.

	December 31, 2007	
	Amortized cost	Fair market value
Matures after one year through five years	$ 68	$ 80
Matures after ten years	16	16
Equity securities – No definite maturity date	72	73
Total	$ 156	$ 169

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	
	2006	2007
Grants receivable from the Office of the Chief Scientist	$ 454	$ 335
Government authorities	77	17
Prepaid expenses	147	29
Deferred income taxes (1)	14	21
Others (2)	71	142
	$ 763	$ 544

(1) See Note 13d.
(2) See Note 5a.

NOTE 5:- INVESTMENTS IN OTHER COMPANIES

a. On December 10, 2007 the Company was notified that a privately-owned leading online advertising company, in which the Company hold approximately a 1% of its common shares, was sold to a third party for a total estimated consideration of $16,000 out of which the company proceeds' are approximately $36. The transaction was consummated on December 31, 2007 with the approval of the General Shareholders Meeting of this online advertising company and therefore was classified to other accounts receivable. Consequently the company recorded a capital loss in the amount of $63.

b. On January 31, 2008 the company consummated the sale of its ownership interest in Cvidya to a third party, in consideration of approximately $ 603. This consideration reflects a capital gain of $ 382. The Company recorded its investment in Cvidya as of December 31, 2007 in the amount of $ 221 in the current assets.

U.S. dollars in thousands (except share and per share data)

NOTE 6:- INVESTMENTS IN AFFILIATE

Composed as follows:

	December 31,	
	2006	2007
Investment in Jusan S.A. (50% owned)		
Equity, net (1)	$ 1,563	$ -
Goodwill	35	-
	$ 1,598	$ -
(1) Investment as of purchase date	$ 1,171	$ -
Retained earnings (Net of dividends)	392	-
	$ 1,563	$ -
Dividend received from Jusan S.A. during the year	$ 409	$ 134

On November 29, 2007, the Company sold its 50% ownership interest in Jusan S.A., an affiliate, to the affiliate's other shareholders, in consideration of 700 Euros ($ 1,031) plus the payment of 25% of the net income of Jusan S.A. during the period commencing as of the date of the sale and ending June 30, 2008. This consideration reflects a loss of $ 197 recorded in equity in loss of affiliate.

NOTE 7:- OTHER INVESTMENTS

	December 31,	
	2006	2007
Long-term leasing deposits (1)	$ 46	$ 3
Investment in other companies (see also Note 5)	320	-
	$ 366	$ 3

(1) Linked to the Israeli CPI.

NOTE 8:- PROPERTY AND EQUIPMENT

	December 31,	
	2006	2007
Cost:		
Computers and peripheral equipment	$ 3,118	$ 3,097
Office furniture and equipment	572	579
Motor vehicles	48	48
Leasehold improvements	150	93
	3,888	3,817
Accumulated depreciation:	3,449	3,534
Depreciated cost	$ 439	$ 283

The depreciation expense for the years ended December 31, 2005, 2006 and 2007 amounted to $ 254, $ 243 and $ 251, respectively.

U.S. dollars in thousands (except share and per share data)

NOTE 9:- GOODWILL AND OTHER INTANGIBLE ASSETS

a. Goodwill:

The changes in the carrying amount of goodwill for the year ended December 31, 2006 and 2007 are as follows:

Balance as of January 1, 2006	$ 3,700
Additional consideration in conjunction with TK acquisition based on post-contract billing revenues, see Note 1(c)	192
Goodwill acquired during the year (see Note 1d)	166
Balance as of December 31, 2006	4,058
Additional consideration in conjunction with TK acquisition based on post-contract billing revenues, see Note 1(c)	10
Additional consideration based on post-contract Telecom Expense Management activity that was acquired from TelSoft (see Note 1d)	606
Impairment of goodwill related to billing activity that was acquired from Teleknowledge (1)	(1,878)
Balance as of December 31, 2007	$ 2,796

(1) During 2007, the Company reviewed its goodwill for impairment and determined that there was an indication that the goodwill relating to the acquisition of the Teleknowledge billing activity had been impaired. The Company assessed the recoverable amount of such goodwill, based on its projections and using expected future discounted operating cashflows. Based on such review the Company determined that the goodwill relating to the acquisition of the Teleknowledge billing activity in the amount of $1,878 had been impaired and the carrying value was written-off.

b. Other intangibles consist of the following:

	December 31,	
	2006	2007
Cost:		
Development technology	$ 1,873	$ 1,183
Capitalized software development costs	386	386
Customer relationship	945	645
	3,204	2,214
Accumulated amortization:		
Development technology	1,131	871
Capitalized software development costs	289	386
Customer relationship	145	152
	1,565	1,409
Amortized cost	$ 1,639	$ 805

U.S. dollars in thousands (except share and per share data)

NOTE 9:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

Intangible assets resulted from acquisitions of IntegraTrak and TelSoft (see Note 1d), the Company's U.S. subsidiaries and TeleKnowledge (see Note 1c).

c. Amortization expenses amounted to $ 401, $ 432 and $ 401 for each of the years ended December 31, 2005, 2006 and 2007, respectively.

d. During 2007, the Company determined that intangible assets relating to the billing activity that was acquired from Teleknowledge had been impaired and as a result, recorded an impairment loss in the amount of $259 and $175 for developed technology and customer relationship, respectively.

e. Estimated amortization expenses for:

Year ended December 31,	
2008	$ 193
2009	193
2010	176
2011	152
2012	91
	$ 805

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	
	2006	2007
Employees and payroll accruals	$ 949	$ 919
Income tax payable	498	735
Accrued expenses	638	1,314
Customer advances	205	261
Related parties	217	80
	$ 2,507	$ 3,309

NOTE 11:- LONG-TERM BANK LOAN

a. Composed as follows:

	December 31,	
	2006	2007
Long-term loan	$ 1,000	$ 583
Less – current maturities	417	583
	$ 583	$ -

The loan bears annual interest at a rate of the monthly LIBOR + 2%, payable on a monthly basis on the outstanding loan amount commencing August 31, 2006. The loan principal is repaid in twelve equal monthly installments commencing August 31, 2007.

U.S. dollars in thousands (except share and per share data)

NOTE 11:- LONG-TERM BANK LOAN (Cont.)

b. The loan agreement includes the following covenants:

(i) The ratio between shareholders equity and total shareholders equity and liabilities shall not be less than 40% and in no event shall the Company's shareholders equity decrease below $ 5,000 thousand.
(ii) The Company will generate operating income for each of the two subsequent quarters commencing the second quarter of 2007 and onwards.
(iii) The Company's cash and cash equivalents shall not decrease below $ 1,000 at any given time.

In the event that the Company violates one of the above covenants the loan shall become immediately due. As of December 31, 2007 the Company is not in compliance with such covenants.

c. To secure the loan, the Company provided the Bank a floating charge on all its current and long term assets and a fixed charge on its goodwill and on its authorized but not outstanding shareholders equity.

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

a. Lease commitments:

The facilities of the Company and its subsidiaries are rented under operating leases for periods ending May 2007 through June 2010.

Future minimum lease commitments under non-cancelable operating leases as of December 31, 2007 are as follows:

2008	$ 455
2009	327
2010	150
2011	-
	$ 932

Lease expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $ 489, $ 479 and $ 544, respectively.

U.S. dollars in thousands (except share and per share data)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b. Royalty commitments:

1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2007, the Company has a contingent liability to pay royalties in the amount of $ 9,842. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

   The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such grants in the amount of $ 198, $ 186 and $ 178 for the years ended December 31, 2005, 2006 and 2007, respectively.

2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2007, the Company has a contingent obligation to pay royalties in the amount of $ 259.

c. Claims and demands:

1. In April 2000, the Tax Authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 thousand ($ 1,560).

   The Company has appealed to the Israeli Tel Aviv district court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the tax authorities. The Company has provided a provision in the amount considered probable.

2. On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. ("the plaintiffs") filed a complaint with the Tel-Aviv District Court against the Company, its Chief Executive Officer and others ("the Defendants") alleging, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in the Company's activity. The plaintiffs was seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, injunctions requiring the return of such information and estimated damages of NIS 14,775 thousand (approximately $ 3,500).

   On March 22, 2007, the complaint had been dismissed without prejudice by mutual agreement and following a settlement between all parties to the complaint and with no payment by any of the litigants.

U.S. dollars in thousands (except share and per share data)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3. On November 22, 2005, the Company received a letter from one of its customer's legal counsel alleging, among other things, that the Company materially breached the agreement that was entered into with the customer who is seeking full repayment of the amounts that were paid by him under the agreement, including interest and indemnification for damages. The Company cannot currently assess the outcome of this claim or its adverse effect on the Company's financial position or results of operations.

4. On July 24, 2006, a claim was filed in the Tel-Aviv Superior Court against the company and Tim Computers and Systems Ltd, or TIM, for an order of inspection and monetary relief in the total amount of NIS 313 thousand ($82 thousand), of which NIS 112 thousand ($30 thousand) is demanded from the company and NIS 200 thousand ($52 thousand) is demanded from TIM. The plaintiff is a former minority shareholder of a company in which we were the major shareholder. The claim relates to the rights to proceeds received under a software development project in which TIM and the company participated and in which the plaintiff was involved. A preliminary hearing was held on Jan. 15, 2007. Due to the preliminary stage of this litigation, the company and its legal advisors cannot currently assess the outcome or possible adverse effect on the company's financial position or results of operations.

5. On February 21, 2007, one of the Company's suppliers ("the plaintiffs") filed a complaint with the Kfar-Saba Magistrate Court against the Company, in which he demands payment of NIS 179 thousand (approximately $ 47) with respect to electronic components that were ordered by the Company. The Company made a provision in its financial statements for this claimed amount. The abovementioned claim is related to the claim raised in Note 12c(3).

6. On March 15, 2007, The Company received a letter from one of its customer's legal counsel alleging, among other things, that the Company materially breached an agreement relating to its billing solutions that the Company entered into with the customer on March 30, 2006. The customer is seeking full repayment of the amounts that were paid by him under the agreement in the amount of approximately $141, plus liquidated damages as provided in the agreement. Due to the preliminary stage of this matter, the Company cannot currently assess the outcome or possible adverse effect on its financial position or results of operations.

7. During August 2007, TABS Brazil, was ordered by the Labor Law Court in Brazil to pay approximately 180 Brazilian Reais (approximately $101) to one of its former employees. TABS Brazil has filed an appeal against the Labor Law Court ruling. The Company recorded a provision in its financial statements for the amount of the award considered probable.

d. Guarantees:

The Company provided a bank guarantee through September 2010 in the amount of $ 190 to secure its obligations under one of its leasing agreements.

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME

a. Israeli taxation:

1. Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria ("Approved Enterprise"). In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

The tax benefits derived from any such Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted. Since MTS is operating more than one "Approved Enterprise" program and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular corporate tax rate, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

MTS was granted the status of an "Approved Enterprise" under the Law in respect of several different capital expenditure programs. For all of such Approved Enterprises, the Company elected to apply for alternative tax benefits ("Alternative Package").

Accordingly, MTS Ltd.'s income attributed to the Approved Enterprise under the alternative package is tax exempt for a period of two years, commencing with the year the Company earns taxable income, and subject to corporate tax at the rate of 10% - 25% (depending on the rate of foreign holdings in the Company), for additional periods of five to eight years.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income.

The duration of tax benefits, for each of the Programs is subject to limitations of the earlier of 12 years from completion of the investment or commencement of production, or 14 years from receipt of approval, as an Approved Enterprise under the Law.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder.

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

Should MTS Ltd. fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Privileged Enterprise" (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the "Privileged Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new "Privileged Enterprise" commences in the "Year of Commencement". This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

If a company requested the "Alternative Package" of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a "Privileged Enterprise" for three years after the year in which the Approved Enterprise was activated.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the existing Approved Enterprises will not be subject to the provisions of the Amendment.

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

Dividend distributed by an Approved Enterprise and "Privileged Enterprise" will be subject to withholding tax of 15%.

Out of the Company's retained earnings as of December 31, 2007 approximately $2,250 are tax exempt attributable to its Approved Enterprise programs. If such tax exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of up to approximately $ 562 would be incurred as of December 31, 2007.

The Company's board of directors has determined that it would not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise" as the undistributed tax exempt income is essentially permanent in duration.

Income from sources other than the Approved Enterprise is subject to tax at regular Israeli corporate tax rate.

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

3. Tax assessments:

   Regarding the claim from the tax authorities in Israel, see Note 12c(1). The Company has received final tax assessments until the 1996 tax year.

4. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

   Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are presented in dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes presented in the financial statements. In accordance with paragraph 9(f) of SFAS 109, MTS and its Israeli subsidiary have not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

5. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

   MTS is currently qualified as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

b. Income taxes on non-Israeli subsidiaries:

   Non Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

c. Net operating losses carryforward:

   As of December 31, 2007, the Company and its subsidiaries in Israel, Hong Kong and U.S. have an estimated total amount of available carryforward tax losses of $ 15,151, $ 261 and $ 503, respectively to offset against future taxable profits. The operating tax loss carryforwards in Israel and in Hong Kong may be offset indefinitely against operating income.

   MTS IntegraTrak and MTS TelSoft are subject to U.S. income taxes and have a net operating loss carryforward amounting to approximately $ 503 as of December 31, 2007, which expires in the years 2015 to 2022. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

d. Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31, 2006	December 31, 2007
Tax loss carryforward of the Company	$ 2,416	$ 3,292
Allowances for doubtful accounts and accruals for employee benefits	69	205
In respect of marketable securities	47	47
Goodwill and other intangible assets-liability	(253)	(227)
Capitalized software and other intangible assets	304	869
Other	442	249
Net deferred tax asset before valuation allowance	3,025	4,435
Valuation allowance	(2,899)	(4,291)
Net deferred income taxes	$ 126	$ 144
Presented as follows:		
Current assets - foreign	$ 14	$ 21
Other assets - foreign	$ 112	$ 123

MTS and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax regarding the loss carryforward in the Company and other temporary differences will not be realized in the foreseeable future.

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

e. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,		
	2005	2006	2007
Loss before taxes as reported in the statements of operations	$ (4,208)	$ (2,287)	$ (5,694)
Tax rates	34%	31%	29%
Theoretical tax benefit	$ (1,431)	$ (709)	$ (1,651)
Increase in taxes resulting from:			
Effect of different tax rates	38	(17)	(15)
Tax adjustment in respect of inflation in Israel and others	(17)	(9)	268
Utilization of carryforward tax losses for which valuation allowance was provided	-	(22)	(22)
Non-deductible expenses and tax exempt income	10	13	28
Taxes and deferred taxes in respect of previous years	(21)	112	(68)
Deferred taxes for which valuation allowance was provided	1,431	750	1,392
Taxes on income (benefit), net, as reported in the statements of operations	$ 10	$ 118	$ (68)

f. Loss before income taxes is comprised as follows:

	2005	2006	2007
Domestic	$ (4,042)	$ (1,511)	$ (5,498)
Foreign	(166)	(776)	(196)
	$ (4,208)	$ (2,287)	$ (5,694)

U.S. dollars in thousands (except share and per share data)

NOTE 13:- TAXES ON INCOME (Cont.)

g. Taxes on income are comprised as follows:

	Year ended December 31,		
	2005	2006	2007
Current taxes	$ -	$ 5	$ -
Deferred taxes	10	3	-
Taxes and deferred taxes in respect of previous years	-	110	(68)
	$ 10	$ 118	$ (68)
Domestic	$ -	$ -	$ -
Foreign	10	118	(68)
	$ 10	$ 118	$ (68)

h. The Company adopted the provisions of FIN 48 on January 1, 2007. . As of January 1, 2007 there was no difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1 ,2007	$	583
Gross unrecognized tax benefits as of December 31 ,2007	$	583

The Company conducts business globally and, as a result, MTS or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel and the United States. With few exceptions, the Company is no longer subject to Israeli income tax examinations for years 2002 and 2001.
The Company has not accrued any penalties or interest payments related to its uncertain tax positions as the Company believes that it is more likely than not that there will not be any assessment of penalties or interest.

NOTE 14:- RELATED PARTIES TRANSACTIONS AND BALANCES

a. On November 8, 1999, the Board of Directors and the audit committee approved, subject to the shareholders' approval, an increase in the monthly salary of the Chairman of the Board of Directors from $ 5 to $ 7 per month.

The wife of the Chairman of the Board of Directors provides ongoing legal services to the Company and receives a monthly retainer of $ 5. The conditions for retaining her services were approved by the Company's Board of Directors and audit committee.

U.S. dollars in thousands (except share and per share data)

NOTE 14:- RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

MTS's subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer, pursuant to which they distribute and support certain of C. Mer's (company under common control) products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

b. In 2006 and 2007, the balance with C. Mer reflects other receivables and other payables. Due to the short-term nature, no interest was charged by or paid to C. Mer through December 31, 2006 and 2007.

c. Transactions with related parties were as follows:

	Year ended December 31,		
	2005	2006	2007
Sales through related parties	$ -	$ -	$ -
Amounts charged by related parties:			
Cost of revenues	$ 8	$ 10	$ 4
Operating expenses	42	60	31
	$ 50	$ 70	$ 35
Amounts charged by MTS Integra TRAK and MTS Asia to related parties:			
Selling and marketing	$ -	$ 246	$ -
Payments from (repayments to) the related parties, net	$ (80)	$ (38)	$ 150

NOTE 15:- SHAREHOLDERS' EQUITY

a. Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of MTS and the right to receive cash dividends, if declared.

b. Private placement agreements:

On August 10, 2005, the Company has entered into definitive agreements with institutional and private investors for a private placement of Ordinary shares and warrants to purchase Ordinary shares that has raised $ 2,625 (net of issuance costs of approximately $ 200).

Pursuant to the agreements, MTS has issued an aggregate 937,500 Ordinary shares at $ 3.00 per share. In addition, the Company provided the investors with warrants to purchase an aggregate 375,000 additional Ordinary shares of MTS at an exercise price of $ 4.00 per

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS' EQUITY (Cont.)

share. Each investor received warrants to purchase two Ordinary shares for each five Ordinary shares purchased. The warrants became exercisable six months after their issuance and will expire within three and a half years after they become exercisable.

On January 24, 2008, the Company and a private investor entered into a definitive agreement for a private placement of 750,000 ordinary shares at a price per share of $ 1 for the aggregate purchase price of $ 750.

c. Stock options:

MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 1,900,000 of MTS's Ordinary shares. Up to 1,500,000 options shall be granted under the option plan

pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over three or four years of employment.

In 2003, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore MTS has rolled-over the remaining options available at that time to be granted under a new plan that conforms with the newly amended provisions of Section 102 of the Israel Income Tax Ordinance. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS's board of directors.

In June 2006, MTS has authorized, through its 2006 Stock Option plan ("2006 Plan"), the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 400,000 of MTS's Ordinary shares. Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option."

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the fair market value of an ordinary share determined as of the date of grant of the option.

As of December 31, 2007, 659,374 options are available for future grant.

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS' EQUITY (Cont.)

d. A summary of option activity under the Company's Stock Option as of December 31, 2007 and changes during the twelve months ended December 31, 2007 are as follows:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
			audited	
Outstanding at December 31, 2006	600,400	$ 2.67	2.79	$ -
Granted	110,000	$ 1.23	-	-
Exercised	-	-	-	-
Forfeited	(33,800)	$ 3.15	-	-
Outstanding at December 31,2007	676,600	$ 2.41	2.27	$ -
Exercisable at December 31,2007	415,725	$ 2.36	1.45	$ -
Vested and expected to vest	616,768	$ 2.39	2.23	$ -

The weighted average grant-date fair value of options granted during 2005, 2006 and 2007, was $ 1.70, $ 1.94 and $ 0.50 per option, respectively.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the year ended December 31, 2006 and 2007 amounted at $ 210 and $ 92 respectively, net of estimated forfeitures.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $ 0, $ 55 and $ 188, respectively. As of December 31, 2007, there was $ 131 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3 years.

e. Options and warrants to non-employees:

Issuance date	In connection with	Number of options granted	Options exercised	Options exercisable	Options forfeited or expired	Exercise price per share	Exercisable through
January 2005	Service provider	70,000	-	70,000	-	$ 3.250	January 2008
August 2005	Service provider	37,000	-	37,000	-	$ 4.000	August 2009
		107,000	-	107,000	-		

During 2007, no options to consultants were granted by the Company. The Company had accounted for its outstanding options to non-employees under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated at the measurement

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS' EQUITY (Cont.)

date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2005: risk-free interest rates of 4.06%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 52.37%, and a contractual life of 3.3 years.

Compensation expenses related to the granting of stock options to consultants amounted to $ 156, $ 10 and $ 0 for the years ended December 31, 2005, 2006 and 2007, respectively.

f. Treasury shares:

During 2005, 2006 and 2007, the Company purchased 3,800, 0 and 0 treasury shares in consideration of $ 9 $ 0 and $ 0, respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 600,000 Ordinary shares of MTS and was approved by the Company's Board of Directors.

g. Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 16:- GEOGAPHIC INFORMATION AND MAJOR CUSTOMERS AND PRODUCTS

The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

	Year ended December 31,		
	2005	2006	2007
Revenues from sales:			
United States	$ 6,043	$ 5,353	$ 4,919
Germany	2,059	1,881	1,402
Asia	359	624	565
Holland	747	561	488
Others	2,355	2,065	1,964
	$ 11,563	$ 10,484	$ 9,338

U.S. dollars in thousands (except share and per share data)

NOTE 16:- GEOGAPHIC INFORMATION AND MAJOR CUSTOMERS AND PRODUCTS (Cont.)

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	December 31,		
	2005	2006	2007
TABS	$ 7,454	$ 5,329	$ 5,650
Application suits	2,603	4,044	3,102
Billing products	1,506	1,111	586
	$ 11,563	$ 10,484	$ 9,338
Long-lived assets:			
Israel	$ 3,013	$ 3,177	$ 481
United States	2,194	2,913	3,368
Others	57	46	35
	$ 5,264	$ 6,136	$ 3,884

NOTE 17:- SUBSIDIARIES AND AFFILIATES

	Percentage of ownership	Jurisdiction of incorporation
Subsidiaries:		
MTS IntegraTRAK Inc.	100%	Delaware
MTS TelSoft Inc. (a subsidiary of MTS IntegraTRAK Inc.)	100%	Delaware
MER Fifth Avenue Realty Inc. (a subsidiary of MTS IntegraTRAK Inc.) (*)	100%	New York
MTS Asia Ltd.	100%	Hong Kong
Telegent Ltd. (*)	100%	Israel
Jaraga B.V.	100%	Netherlands
Verdura B.V. (a subsidiary of Jaraga B.V.) (*)	100%	Netherlands
Voltera Technologies V.O.F. (a partnership held 99% by Jaraga B.V. and 1% by Verdura B.V.) (*)	100%	Netherlands
Bohera B.V. (a subsidiary of Jaraga B.V.) (*)	100%	Netherlands
Tabs Brazil Ltd. (a subsidiary of Bohera B.V.)	100%	Brazil

(*) Inactive, or having immaterial activity.

NOTE 18:- SUBSEQUENT EVENTS

a. On January 24, 2008, the Company and a private investor entered into a definitive agreement for a private placement of 750,000 ordinary shares at a price per share of $ 1 for the aggregate purchase price of $ 750.

b. On February 4, 2008 the company consummated the sale of its ownership interest in Cvidya to a third party, in consideration of approximately $ 603. This consideration reflects a capital gain of $ 382.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)



By:__________________
Eytan Bar
Chief Executive Officer

Date: July 24, 2008

END